Exhibit 99.1

Kuke Reports First Half of 2024 Unaudited Financial Results

BEIJING, October 28, 2024 /PRNewswire/ -- Kuke Music Holding Limited (“Kuke”, “we” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today announced its unaudited interim financial results for the six months ended June 30, 2024.

First Half of 2024 Financial Highlights

●	Total revenue was RMB62.6million (US$8.7 million), compared to RMB62.1 million in the same period of 2023.

●	Total gross profit was RMB40.7 million (US$5.6 million), compared to RMB42.0 million in the same period of 2023.

●	Net profit was RMB5.7million (US$1 million), compared to net profit of RMB9.0 million in the same period of 2023.

●	Non-IFRS net profit [1] was RMB15.7 million (US$2.2million), compared to a Non-IFRS net profit of RMB21.1million in the same period of 2023.

First Half of 2024 Operational Highlight

●	Regarding the subscription business segment, our aggregated institutional subscribers increased to 952 as of the end of the second quarter of 2024 from 880 as of the end of 2023 across China.

●	The company successfully completed the “Choral Conducting Teacher Training Program” for music teachers with the China National Youth Palace Association (CNYPA) in May. In August, it also wrapped up the Choral Arts Week Summer Camp project. These activities have strengthened the company’s close collaboration with the China National Youth Palace Association.

●	Its newly developed “KUKE Music for Cars” app has completed testing by the end of September. This innovative in-car music application aims to deliver a smarter and more personalized music experience for New Energy Vehicles users.

Mr. He Yu, the Chief Executive Officer of Kuke, stated, “We are doing our best to adapt to changes in China’s economic environment by continuing to restructure our business and clean up non-performing assets. In the first six months of 2024, we achieved a total revenue of RMB62.6 million and a net profit of 5.7 million RMB.”

Looking ahead, the macroeconomic environment presents us with significant challenges. Nevertheless, we remain committed to enhancing our portfolio of music copyright products and services and advancing the commercialization of classical music across a wider range of settings.

[1]	Non-IFRS profit/loss of the Company was calculated after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

First Half of 2024 Financial Results

Total Revenue

Total revenue increased by 0.8% to RMB62.6million (US$8.7 million) from RMB 62.1 million in the same period of 2023.

●	Total licensing and subscription segment revenue increased by 42% to RMB58.6million (US$8.1million) from RMB41.3 million in the same period of 2023. Specifically, licensing revenue increased by 49.6% to RMB50.1 million (US$6.9 million) from RMB33.5 million in the same period of 2023, due to the renewal of a large contract. Subscription revenue increased to RMB8.5 million (US$1.2 million) from RMB7.8 million in the same period of 2023, mainly due to the increase in product sales.

●	Total smart music learning solutions segment revenue decreased by 77% to RMB4.0 million (US$20.6 million) from RMB17.5 million in the same period of 2023, primarily because the company scaled back its operations from 2023.

●	Total live music events segment revenue decreased to RMB0million (US$0million) from RMB3.3 million in the same period of 2023, as a result of the Company’s strategic contraction.

Gross Profit and Gross Margin

Gross profit in the first half of 2024 decreased to RMB40.6 million (US$5.6 million) from RMB42.0 million in the same period of 2023, which was attributable to the increased costs. Our gross margin remained stable at 64.8% in the first half of 2024, compared to 67.6% in the same period of 2023.

●	The gross margin of classical music licensing and subscription segment was 63.0%, compared to70.7% in the same period of 2023. because the gross margin of classical music licensing decreased to 61.2% from 87.1% in the same period of 2023.

●	The gross margin of smart music learning solutions segment was 96.4%, compared to 73.1 % in the same period of 2023, due to a larger share of higher-margin business in our revenue mix compared to the previous year.

Operating Expenses

Total operating expenses in the first half of 2024 decreased by 1% to RMB32.9 million (US$4.5million) from RMB33.3 million in the same period of 2023.

●	Selling and distribution expenses in the first half of 2024 increased by 25.8% to RMB 17.5million (US$2.4 million) from RMB13.9 million in the same period of 2023. The increase was mainly due to higher operating expenses.

●	Administrative expenses in the first half of 2024 decreased by 19.8% to RMB14.0 million (US$1.9 million) from RMB17.5 million in the same period of 2023, due to reduced management costs.

Operating Profit

Operating profit in the first half of 2024 was RMB9.0 million (US$1.3 million), compared to operating loss of RMB11.6 million in the same period of 2023.

Net Profit for the Period

Net profit was RMB5.7million (US$00.8 million), compared to net loss of RMB9.0 million in the same period of 2023.

Non-IFRS Net Profit for the Period

Non-IFRS net profit was RMB15.7 million (US$2.2million), compared to non-IFRS net profit of RMB21.1 million in the same period of 2023.

Net Profit per ADS and Non-IFRS Net Profit per ADS

Basic and diluted net profit per American Depositary Share (“ADS”) were both RMB0.18 (US$0.02) in the first half of 2024, compared to basic and diluted net profit per ADS of RMB0.25 in the same period of 2023. Basic and diluted non-IFRS net profit per ADS were both RMB0.43 (US$0.06) in the first half of 2024, compared to basic and diluted non-IFRS net profit per ADS of RMB0.71 in the same period of 2023. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2024, cash and cash equivalents were RMB1.8 million (US$0 million).

Recent Developments

Annual General Meeting and the class meeting of holders of Class B ordinary shares

The annual general meeting of shareholders and the class meeting of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) were held in Beijing, China on September 20, 2024, and each of the following proposed resolutions submitted for shareholder approval has been duly adopted at the respective meeting.

●	1. as a special resolution, THAT the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to ten (10) votes on all matters subject to a vote at general meetings of the Company to each Class B Ordinary Share being entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company;

●	2. as an ordinary resolution, THAT the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, comprising of 41,718,902 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 8,281,098 Class B ordinary shares of a par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, comprising of 4,961,500,000 Class A ordinary shares of a par value of US$0.001 each and 38,500,000 Class B ordinary shares of a par value of US$0.001 each by creation of 4,919,781,098 Class A Ordinary Shares and 30,218,902 Class B Ordinary Shares; and

●	3. as a special resolution, THAT subject to the passing of each of the resolutions above:

●	(1) the proposed amendments to the existing second amended and restated memorandum of association and articles of association of the Company (the “Proposed Amendments”), the details of which are set out in Annex I to the notice of the annual general meeting, dated August 21, 2024 (the “Notice of AGM”), be and are hereby approved;

●	(2) the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) in the form set out in Annex II to the Notice of AGM be and are hereby approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company with effect from the close of the annual general meeting; and

●	(3) any director and officer of the Company be and is hereby authorized to do all things necessary to effect and record the Proposed Amendments and the adoption of the New M&A.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms and classical music subscription services to over 800 universities, libraries, and other institutions across China. In addition, it has hosted the Beijing Music Festival (“BMF”), the most renowned classical music festival in China.

For more information about Kuke, please visit https://ir.kuke.com/. The Company routinely provides important updates on its website.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke does not undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently and should not be compared to the measure adopted by the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor and Media Contact:

Kuke Music Holding Limited

Email: ir@kuke.com